UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

P3 Health Partners Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

744413 105

(CUSIP Number)

Amir Bacchus, M.D.

c/o P3 Health Partners Inc.

2370 Corporate Circle, Suite 300

Henderson, NV 89074

(702) 910-3950

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 744413 105

1	NAMES OF REPORTING PERSONS Amir Bacchus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,790,658 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,790,658 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,790,658 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 3,758,130 shares held by Charlee Co LLC, an entity for which Dr. Bacchus serves as managing member. Dr. Bacchus may be deemed to be a beneficial owner of the securities held by this entity. Includes 1,768,698 shares of Class V Common Stock and 1,768,698 Units of P3 Health Group, LLC being held in escrow following the business combination described below until the resolution of a dispute among the former unitholders of P3 Health Group Holdings, LLC.

(2)	Based on information provided by the Issuer as of June 15, 2022, reflecting 41,578,890 shares of Class A Common Stock and 202,024,923 shares of Class V Common Stock of the Issuer outstanding as of such date. The shares of Class V Common Stock and the associated P3 LLC Units are redeemable for the Issuer’s Class A Common Stock on a one-for-one basis, subject to certain restrictions. The Class V Common Stock votes together with the Class A Common Stock as a single class. The Reporting Person’s ownership calculated in accordance with Rule 13d-3 under the Act, assuming that all of the shares of Class V Common Stock and P3 LLC Units owned by the Reporting Person are converted to Class A Common Stock. and that no other shares of Class V Common Stock and P3 LLC Units are converted to Class A Common Stock, is 31.1%.

CUSIP No. 744413 105

1	NAMES OF REPORTING PERSONS Charlee Co LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,758,130 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,758,130 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,758,130 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 353,739 shares of Class V Common Stock and 353,739 Units of P3 Health Group, LLC being held in escrow following the business combination described below until the resolution of a dispute among the former unitholders of P3 Health Group Holdings, LLC. Dr. Bacchus is the managing member of Charlee Co LLC. Dr. Bacchus may be deemed to be a beneficial owner of the securities held by Charlee Co LLC.

(2)	Based on information provided by the Issuer as of June 15, 2022, reflecting 41,578,890 shares of Class A Common Stock and 202,024,923 shares of Class V Common Stock of the Issuer outstanding as of such date. The shares of Class V Common Stock and the associated P3 LLC Units are redeemable for the Issuer’s Class A Common Stock on a one-for-one basis, subject to certain restrictions. The Class V Common Stock votes together with the Class A Common Stock as a single class. The Reporting Person’s ownership calculated in accordance with Rule 13d-3 under the Act, assuming that all of the shares of Class V Common Stock and P3 LLC Units owned by the Reporting Person are converted to Class A Common Stock. and that no other shares of Class V Common Stock and P3 LLC Units are converted to Class A Common Stock, is 8.3%.

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 13, 2021 by the Reporting Persons named therein (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Unless set forth below, all previous Items set forth in the Original Schedule 13D remain unchanged. Capitalized terms used herein and not defined have the meanings given to them in the Original Schedule 13D.

This Amendment is being filed to supplement the prior disclosure to reflect the entry into a transaction bonus agreement which restricts the transfer of the securities held by the reporting persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Transaction Bonus Agreement

On May 16, 2022, Dr. Bacchus entered into a transaction bonus agreement with the Issuer and P3 LLC.

In consideration for the bonus awarded to Dr. Bacchus pursuant to the Transaction Bonus Agreement, Dr. Bacchus agreed: (i) not to offer, sell, or announce an intention to dispose of any shares of the Issuer’s Class A Common Stock until the closing of the Issuer’s first underwritten offering and sale of Class A Common Stock (the “First Secondary Sale”); (ii) following the First Secondary Sale, to only sell Class A Common Stock pursuant to a customary 10b5-1 plan; and (iii) that any 10b5-1 plan entered into during Dr. Bacchus’ employment following the First Secondary Sale will limit sales of the Class A Common Stock under the plan to no more than (I) up to 4% of the trading volume for the Issuer’s stock on any trading day and (II) 5% of Class A Common Stock held by Dr. Bacchus or by a trust established by Dr. Bacchus during any twelve-month period.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated December 13, 2021 (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed on December 13, 2021).

Exhibit 2	Agreement and Plan of Merger, dated as of May 25, 2021, by and between Foresight, P3 Health Group Holdings, LLC, FAC Merger Sub LLC (incorporated by reference to Exhibit 2.1 to the registrant’s Current Report on Form 8-K filed on June 1, 2021).

Exhibit 3	Amended and Restated Limited Liability Agreement, dated as of December 3, 2021, by and among the Issuer, P3 Health Group, LLC and the P3 Equityholders (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K filed on December 9, 2021).

Exhibit 4	Registration Rights and Lock-Up Agreement, dated as of December 3, 2021, by and among the Issuer, Foresight Sponsor Group, LLC, FA Co-Investment LLC and the P3 Equityholders party thereto (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed on December 9, 2021).

Exhibit 5	Tax Receivable Agreement, dated as of December 3, 2021, by and among the Issuer, P3 Health Group, LLC and the Members thereto (incorporated by reference to Exhibit 10.6 of the Issuer’s Current Report on Form 8-K filed on December 9, 2021).

Exhibit 6	Escrow Agreement, dated as of December 3, 2021, by and among the Issuer, P3 Health Group Holdings, LLC, P3 Health Group LLC, Hudson Vegas Investment SPV, LLC, Mary Tolan and Sherif Abdou, as unitholder representatives and PNC Bank, N.A (incorporated by reference to Exhibit 10.18 of the Issuer’s Current Report on Form 8-K filed on December 9, 2021).

Exhibit 7	Transaction Bonus Agreement, dated May 16, 2022, by and among P3 Health Partners Inc., P3 Health Group Management, LLC and Amir Bacchus, M.D. (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed on May 18, 2022).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2022

/s/ Amir Bacchus
Amir Bacchus, M.D.

CHARLEE CO LLC

/s/ Amir Bacchus
Name: Amir Bacchus, M.D.
Title: Managing Member

4